SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                   Amendment No. 1 to Schedule 13G


                      FLEET MORTGAGE GROUP, INC.
                           (Name of Issuer)



                     Common Stock, $.01 par value
                    (Title of Class of Securities)



                              339012106
                            (CUSIP Number)


                        William C. Mutterperl
              Senior Vice President and General Counsel
                     Fleet Financial Group, Inc.
                           50 Kennedy Plaza
                   Providence, Rhode Island  02903
                             (401) 278-5880
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                            December 28, 1994
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

CUSIP No. 339012106


 1)  NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Fleet Financial Group, Inc.
     IRS Employer Identification Number: 05-0341324

 2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     Not applicable.

 3)  SEC USE ONLY

 4)  SOURCE OF FUNDS

     WC and/or 00

 5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     [X] (See Item 2).

 6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Rhode Island

 7)  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER

     40,000,000

 8)  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER

     None

 9)  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER

     40,000,000

10)  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER

     None

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,000,000

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES

     Not Applicable

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     80.7% (as of December 28, 1994)

14)  TYPE OF REPORTING PERSON

     HC and CO





ITEM 1.  SECURITY AND ISSUER.

     This statement relates to shares of common stock, $.01 par value ("Common Stock"), of Fleet Mortgage Group, Inc., a Rhode Island corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1333 Main Street, Suite 700, Columbia, South Carolina 29201.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by Fleet Financial Group, Inc., a Rhode Island corporation with its principal business offices located at 50 Kennedy Plaza, Providence, Rhode Island 02903 ("Fleet"). Except for the consent decree dated August 14, 1991 described below, at no time during the past five years has Fleet been convicted in a criminal proceeding, nor has it been a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     On August 14, 1991, Fleet entered into an offer of settlement with the Securities and Exchange Commission as a result of an investigation of Fleet's accounting for declines in the market value of its marketable equity securities. In conjunction with this settlement, Fleet restated its 1990 results, taking additional write-downs in its marketable equity securities portfolio. Fleet previously had reported a loss of $48.5 million for the year ended December 31, 1990; Fleet added $25.2 million to this figure, increasing the annual loss to $73.3 million. As marketable equity securities are carried at the lower of aggregate cost or market value on Fleet's balance sheet, this restatement of 1990 results had no impact on stockholders' equity.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funds to be used in making the purchase of the shares of Common Stock of the Issuer will be from working capital of Fleet and/or proceeds from the public issuance of debt and/or equity securities of Fleet. The amount of funds to be used in acquiring such shares will be approximately $190 million.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Issuer had been a wholly-owned subsidiary of Fleet from its incorporation in 1985 until August 7, 1992. On August 7, 1992, the Issuer sold 9,545,000 shares, or approximately 19.3%, of the Common Stock in an initial public offering.
    Subsequent to such offering, Fleet filed a Schedule 13G with the Commission reporting its ownership of 80.7% of the Common Stock because, at the time, it had acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer.

    On December 28, 1994, Fleet sent a merger proposal to the Board of Directors of the Issuer to acquire all remaining outstanding shares of the Issuer not owned by Fleet for $20 per share in cash. The merger proposal is subject, among other things, to the approval of the Issuer's Board of Directors, a majority of the Issuer's public shareholders indicating support for the transaction and other customary conditions for transactions of this nature.

    While the precise terms of the transaction have yet to be determined, Fleet anticipates that upon consummation of the transaction, a wholly-owned direct or indirect subsidiary of Fleet will merge into the Issuer. As a result, the Issuer will become a wholly-owned subsidiary of Fleet, and its present Board of Directors, capitalization and dividend policy will be structured accordingly. Further, the Common Stock will be delisted from trading on the New York Stock Exchange and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Fleet currently beneficially owns 40,000,000 shares or approximately 80.7% of the shares of Common
Stock of the Issuer outstanding as of December 28, 1994.

    (b) Fleet has the sole power to vote and to dispose of the shares referenced in Item 5(a) above.

    (c)  Not applicable.

    (d)  Not applicable.

    (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER.

         Not applicable.

ITEM 7.  MATERIALS FILED AS EXHIBITS.

    (1)  Not applicable.

    (2)  (a) Letter dated December 28, 1994 from Fleet to the
         Issuer setting forth the terms of the Merger Proposal.

         (b) Fleet Press Release dated December 28, 1994.

    (3)  Not applicable.

Signature.


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 29, 1994





/s/William C. Mutterperl
William C. Mutterperl
Senior Vice President and General Counsel,
Fleet Financial Group, Inc.